EXHIBIT 4.3

PROMISSORY NOTE

$2,000,000.00	Omaha, Nebraska
January 29, 2006

Maturity Date: June 15, 2006

FOR VALUE RECEIVED, Gabriel Technologies Corp., a Delaware corporation with its principal place of business at 4538 S. 140th St., Omaha, NE 68137 (“Gabriel”), the undersigned maker of this promissory note (“Promissory Note”), promises to pay Resilent LLC, a Nebraska limited liability company, with its principal place of business at 15858 West Dodge Road, Omaha, NE 68118 (the “Company”), the sum of

TWO MILLION DOLLARS ($2,000,000.00)

bearing no interest from the date hereof until maturity, June 15, 2006 (“Maturity Date”). The Company and Gabriel (the “Parties”) further acknowledge and agree to the following terms and conditions which form a part of this Note:

1. Each Party acknowledges that this Promissory Note is part of the Consideration as defined in the Plan of Exchange between the Parties, dated January19, 2006 (“Plan of Exchange”).

2. Upon the request of the Company, Gabriel shall make payments to the Company, against the stated amount of this Promissory Note, in the amounts and on the dates stated on the payment schedule attached hereto as Exhibit “A”.

3. The Company hereby acknowledges receipt of the initial payment due under this Promissory Note of $200,000.00, as set forth above, on or about December 15, 2005 and a further payment of $45,000.00 on or about January 3, 2006.

4. In the event the Plan of Exchange is not consummated by February 2, 2006, this Promissory Note shall be cancelled and deemed null and void and any monies paid to the Company hereunder (“Cash Paid”) shall become a debt owed by the Company to Gabriel. In such event the parties shall execute an appropriate promissory note made by the Company to Gabriel in an amount equal to the aggregate total of the Cash Paid, and bearing a maturity date of April 1, 2006 and an interest rate of Eight Percent (8%).

5. Gabriel may prepay all or any part of the unpaid principal balance at any time prior to the Maturity Date, without penalty.

6. In the event any payment due under this Promissory Note is not made when due, the Company shall notify Gabriel of such default in writing (“Notice of Default”) and Gabriel shall have ten (10) business days from its receipt of the Notice of Default to cure such default.

7. This Promissory Note shall be deemed a non-recourse note.

8. Gabriel hereby waives demand, protest or notice and agrees that extension of time shall not constitute a waiver of its obligations hereunder

MADE AND SIGNED this 19th day of January, 2006.

GABRIEL TECHNOLOGIES CORP. (“GABRIEL”)

             /s/ Keith Feilmeier
Keith Feilmeier
President and CEO

AGREED AND ACCEPTED:

RESILENT LLC

            /s/ Steven E. Campisi
Steven E. Campisi
Manager

Exhibit A

Schedule for Payment to Resilent LLC.

December	2005	$200,000.00
January	2006	$316,667.00 (Balance of $271,667)
February	2006	$316,667.00
March	2006	$316,667.00
April	2006	$316,667.00
May	2006	$316,667.00
June	2006	$216,667.00

All Payments are to be received on or before the 15th day of each month, except that the January payment shall not be delivered in full until the execution of this Promissory Note and the Plan of Exchange.

December 2005 payment has been delivered and $45,000 of the January payment has been delivered.